Kenneth L. Henderson
Direct: 212/541-2275
Fax: 212/541-1357
kenneth.henderson@bryancave.com

December 21, 2015

VIA EDGAR

Mr. Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	TeleCommunication Systems, Inc.

Schedule 14D-9

Filed December 7, 2015

File No. 005-61015

Dear Mr. Pitko:

On behalf of TeleCommunication Systems, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter, dated December 15, 2015, relating to the Schedule 14D-9 (File No. 005-61015) initially filed on December 7, 2015 and amended on December 11, 2015 (the “Schedule 14D-9”). The Company’s responses set forth below correspond to the comments as numbered in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Schedule 14D-9, which reflects the Company’s responses to the comments received from the Staff and certain other updated information. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Schedule 14D-9.

Merger Agreement, page 3

1.	We note disclosure that the merger agreement and description thereof are not intended to provide any other factual information about TCS or Comtech or their respective subsidiaries or affiliates or stockholders and that the representations, warranties and covenants were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement. Please revise to remove any implication that the agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Schedule 14D-9.

Certain Projections, page 29

2.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

Mr. Bryan J. Pitko

U.S. Securties and Exchange Commission

December 21, 2015

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Schedule 14D-9.

Opinion of the Company’s Financial Advisor, page 22

3.	We note the disclaimer that “Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.” While it may be acceptable to include qualifying language, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Schedule 14D-9.

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please do not hesitate to contact me at (212) 541-2275.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	TeleCommunication Systems, Inc.

Maurice B. Tosé

Thomas M. Brandt, Jr.

Bruce A. White